FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

Press Release

At its meeting held on 23 November 2010 the Board of Directors of National Bank of Greece elected Ms Maria (Marily) Frangista as a new board member in replacement of Ms Maria Sklavenitou who submitted her resignation.

Ms Frangista is managing director of shipping firm Franco Compania Naviera SA. Furthermore, she serves on other boards of directors and participates in the Foreign Affairs Committee of the Association of Greek Shipowners. She is also a member of charity organizations, museums and institutions of a social and cultural nature.

Athens, 24 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 26th November, 2010

Chief Executive Officer